UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 40)
Eli Lilly and Company
(Name of Issuer) Common Stock, Without Par Value
(Title of Class of Securities) 532457-10-8
(CUSIP Number) September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

✓ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 of 5

CUSIP No. 532457-10-8	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LILLY ENDOWMENT INC. 35-0868122
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 96,891,978
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,891,978
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,891,978
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.20%
12	TYPE OF REPORTING PERSON CO

 Footnote:

The percent of class represented is based on 950,425,778 shares of common stock outstanding as of August 5, 2024, as reported on the Issuer's Form 10-Q for the period ended June 30, 2024.

2 of 5

Item 1.

(a)	Name of Issuer

Eli Lilly and Company

(b)	Address of Issuer's Principal Executive Offices

Lilly Corporate Ctr, Drop Code 1094

Indianapolis, Indiana, 46285

Item 2.

(a)	Name of Person Filing

This statement is filed by Lilly Endowment Inc., a not for profit corporation organized under the laws of the State of Indiana. Lilly Endowment Inc. is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 and is a private foundation under Section 509(a) of the Code.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of Lilly Endowment Inc. is 2801 North Meridian Street, Indianapolis, Indiana 46208.

(c)	Citizenship

Indiana

(d)	Title of Class of Securities

Common Stock, Without Par Value

(e)	CUSIP Number

532457-10-8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c):

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with§ 240.13d-l(b)(I)(ii)(J).

3 of 5

Item 4.	Ownership

(a)	Amount Beneficially Owned

96,891,978

(b)	Percent of Class

10.20%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

96,891,978

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

96,891,978

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2024	Lilly Endowment Inc.

By: /s/ Diane M. Stenson
Name: Diane M. Stenson
Title: Vice President & Treasurer

Footnotes:	Item 4: This information is provided as of September 30, 2024.

Item 4(a): None of such shares are deemed to be beneficially owned by reason of the possession of Lilly Endowment Inc. of a right to acquire such shares.

Item 4(b): The percent of class represented is based on shares of common stock outstanding as of August 5, 2024, as reported on the Issuer's Form 10-Q for the period ended June 30, 2024.

5 of 5